July 15, 2014

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:Norfolk Southern Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 14, 2014

Commission File No. 001-08339

Dear Ms. Cvrkel:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comment letter to Marta R. Stewart dated July 7, 2014 (which has been reproduced here in italics).

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K21

Railway Operating Expenses, page K27

1.       We note from your response to our prior comment 2 that the independent third-party actuarial valuation reports provided a point estimate for personal injury exposures of $237 million and $311 million, as of September 30, 2013 and 2012, respectively.  We also note your disclosure that the reduction in the liability as a result of these valuation reports plus net fourth quarter activity of $8 million and $2 million as of December 31, 2013 and 2012, respectively, provided the basis for your year-end current and long-term casualty and other claims liabilities of $245 million as of December 31, 2013 and $313 million as of December 31, 2012.  As it appears your estimate for each reporting period is based upon actuarial reports on a one quarter lag, please tell us what procedures you perform to reconcile your estimates with actuarial report for the actual period.  Tell us whether the amounts provided in the actuarial reports for the period ended December 31, 2013 and 2012, significantly differed from the amounts accrued for casualty and other claim liabilities, specifically personal injury and how you addressed material differences, if any, in your financial statements.

As you have recognized, we utilize quarterly actuarial studies prepared by an independent actuarial consulting firm.  These actuarial studies serve two primary purposes.  First, each study includes an actuarially determined liability as of the most recent quarter-end, and second, each study includes an actuarial estimate of expense for the remainder of the year.  This actuarial estimate of expense is based on our history of claims activity, our inventory of open claims, and our current business levels.

With respect to the fourth quarters of 2013 and 2012, we received draft actuarial studies in mid-November of each year that provided estimated personal injury liabilities as of September 30.  Once the draft actuarial study was received, it was reviewed by NS personnel, and a conference call was held with representatives of the actuarial firm.  During this call, we responded to the actuary’s comments and questions about specific claims data (cases and/or trends), we informed the actuary of any significant developments subsequent to the period reviewed, and we discussed any changes in the business or processes that might be relevant.

Based on input from this call and any follow-up correspondence concerning items raised during the call, the actuarial study was finalized, providing an estimate of the personal injury liability as of the previous quarter end and an estimate of expense for the remainder of the current year (in this case, the fourth quarter).   Based on this information, we recorded adjustments to the personal injury liability and booked expense for the current quarter.  The reduction in the liabilities as a result of the actuarial studies plus net fourth quarter activity (including actuarially determined current period expenses less actual payments) resulted in the year-end casualty and other claims liabilities.

Our estimates of liability for the periods ended December 31, 2013 and 2012 are not based solely upon the September 30 actuarial reports.  In addition to the above process, at the end of the quarter we determined if there had been any developments, such as changes to existing cases or incurrence of claims that are outside of our historical experience, which would have indicated a need to update the actuarial estimate and our provision for the current quarter.  Any such developments were discussed with the actuary, and any necessary adjustments to the personal injury provision or liability were reflected in the current period.

We provided the actuary with a detailed claims data file that included claims history through December 31, 2013 and 2012 in early January of 2014 and 2013, respectively.  This information was the basis for the actuarial studies that provided estimated personal injury liabilities as of December 31, 2013 and 2012, both of which were received in late February, subsequent to the filings of our Form 10-K with the SEC.  In each instance, the estimated December 31 liability per the actuarial study was not materially different from the liability recorded in our general ledger as of December 31.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have responded fully to the Staff's comments. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/ Thomas E. Hurlbut

Thomas E. Hurlbut

Vice President and Controller

Norfolk Southern Corporation

cy:Karen N. Horn, Audit Committee – Chair

Charles W. Moorman, Chairman and CEO

James A. Squires, President

Marta R. Stewart, Executive Vice President Finance and CFO

Christos M. Xystros, Engagement Partner, KPMG LLP